10026593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDHAM FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3078 HAWKINS ROAD
(No. and Street)

Ferrisburgh (City) Vermont (State) 05456 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL D. MENDELSOHN 802-877-6589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McSoley McCoy & Co.
(Name – *if individual, state last, first, middle name*)

118 Tilley Drive (Address) South Burlington (City) Vermont (State) 05403 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

~~Washington, DC~~
~~120~~

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/9

3/12

OATH OR AFFIRMATION

I, PAUL D. MENDELSOHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDHAM FINANCIAL SERVICES, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Windham Financial Services, Inc.

Financial Statements and Schedules

December 31, 2009 and 2008

Windham Financial Services, Inc.
December 31, 2009 and 2008

Table of Contents

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Windham Financial Services, Inc.
Ferrisburgh, Vermont

We have audited the accompanying statement of financial condition of Windham Financial Services, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flow for the year then ended. Windham Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. The December 31, 2008 financial statements were reported on by other auditors whose report dated March 4, 2009 on the statements expressed an unqualified opinion.

We conducted our audit in accordance with the Standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III, Report of Independent Registered Public Accounting Firm on Internal Control Structure and the SIPC Supplemental Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McSoley McCoy & Co.
March 1, 2010
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM

Windham Financial Services, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 591,928	$ 183,747
Commissions and management fee receivables	37,960	164,752
Prepaid expenses	8,450	8,081
Total current assets	638,338	356,580
Furniture and equipment, net	919	2,532
Total assets	$ 639,257	$ 359,112
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 18,785	$ 33,552
Accrued expenses	2,721	5,187
Total current liabilities	21,506	38,739
Stockholder's equity:		
Common stock, no par value: 1,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in capital	124,040	124,040
Retained earnings	493,611	196,233
Total stockholder's equity	617,751	320,373
Total liabilities and stockholder's equity	$ 639,257	$ 359,112

The accompanying notes are an integral part of these statements.

Windham Financial Services, Inc.
Statements of Income
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 409,324	$ 397,873
Management fees	609,902	195,685
Interest earned	1,700	4,608
Other income	(85)	1,980
Total revenues	1,020,841	600,146
Expenses:		
Commissions and brokerage	165,009	160,961
Depreciation and amortization	1,613	2,714
Employee compensation and benefits	355,253	275,132
Occupancy and equipment rental	20,264	17,622
Other operating expenses	42,824	44,218
Total expenses	584,963	500,647
Net income	$ 435,878	$ 99,499

The accompanying notes are an integral part of these statements.

Windham Financial Services, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2008	100	$ 100	$ 124,040	$ 140,834	$ 264,974
Net income	-	-	-	99,499	99,499
Distributions to shareholder	-	-	-	(44,100)	(44,100)
Balance, December 31, 2008	100	100	124,040	196,233	320,373
Net income	-	-	-	435,878	435,878
Distributions to shareholder	-	-	-	(138,500)	(138,500)
Balance, December 31, 2009	100	$ 100	$ 124,040	$ 493,611	$ 617,751

The accompanying notes are an integral part of these statements.

Windham Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 435,878	$ 99,499
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,613	2,714
(Increase) decrease in commissions and management fee receivable	126,792	(91,607)
(Increase) decrease in prepaid expenses	(369)	679
Increase (decrease) in accounts payable	(14,767)	21,778
Decrease in accrued expenses	(2,466)	(3,119)
Total adjustments	110,803	(69,555)
Net cash provided by operating activities	546,681	29,944
Cash flows from financing activities:		
Distributions to stockholder	(138,500)	(44,100)
Net increase (decrease) in cash and cash equivalents	408,181	(14,156)
Cash and cash equivalents, beginning of year	183,747	197,903
Cash and cash equivalents, end of year	$ 591,928	$ 183,747

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

Windham Financial Services, Inc. (the Company) was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA). In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD).

The Company is a member of Financial Industry Regulatory Authority (FINRA) (formerly NASD), Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers throughout the United States. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

Assets and liabilities are recorded and revenues and expenses are recognized using the accrual basis of accounting.

(b) Customer Accounts

The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as income in the period earned.

(c) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies (continued)

(d) Cash Equivalents

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(d) Organizational Costs

Organization costs represent professional and registration fees associated with the commencement of broker-dealer activities by the Company and are being amortized over five years.

(e) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(f) Subsequent Events

Effective December 31, 2009, the Company adopted FASB ASC 855, *Subsequent Events*. Under FASB ASC 855, subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet. Unrecognized subsequent events are events or transactions that provide evidence about conditions that did not exist at the date of the balance sheet, but arose before the financial statements are issued. Recognized subsequent events are recorded in the statement of financial condition and unrecognized subsequent events are excluded from the statement of financial condition if their effect is material. In accordance with FASB ASC 855, the Company evaluated subsequent events through March 1, 2010, the date the Company's financial statements were available to be used and no events or transactions occurred.

(2) Furniture and Equipment

Furniture and equipment consisted of the following at December 31:

	2009	2008
Furniture and fixtures	$ 8,850	$ 10,985
Computer equipment	25,630	27,610
	34,480	38,595
Less accumulated depreciation	33,561	36,063
Furniture and equipment, net	$ 919	$ 2,532

Depreciation expense amounted to $1,613 and 2,714 for the years ended December 31, 2009 and 2008, respectively.

(3) Income Taxes

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code. Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

(4) Retirement Plan Contributions

The Company created a 401(k) plan for its employees in 2003. Retirement plan contributions were $54,000 and $45,000 for the years ended December 31, 2009 and 2008, respectively.

(5) Liabilities Subordinated to Claims of General Creditors

At December 31, 2009 and 2008 the Company had no liabilities subordinated to claims of general creditors.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $587,777, which was $582,777 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0365 to 1.

Schedule I

Windham Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Net capital:		
Total stockholder's equity		$ 617,751
Less:		
Non-allowable assets:		
Prepaid expenses	$ 8,450	
Equipment and leasehold improvements	919	
CRD deposit	541	
Non-allowable receivables	15,064	(24,974)
Other deductions:		
Excess blanket bond deductible		(5,000)
Net capital		$ 587,777
15c3-1(f) Haircut (CD-5%)		-
Adjusted net capital		$ 587,777
Aggregate indebtedness:		
Current liabilities		$ 21,506
Required net capital		$ 5,000
Excess net capital		$ 582,777
Ratio: Aggregate indebtedness to net capital		.0365 to 1

Windham Financial Services, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is not subject to the requirements of SEC Rule 15c3-3.

Windham Financial Services, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is not subject to the requirements of SEC Rule 15c3-3.

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Windham Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Windham Financial Services, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with the Standards of the Public Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM

McSOLEY McCOY & CO.

Certified Public Accountants and Business Advisors

In planning and performing our audits of the financial statements and internal control over financial reporting of Windham Financial Services, Inc. as of December 31, 2009, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiency that we believe to be a material weakness.

Segregation of Duties
We noted that there was a lack of segregation of duties for the accounting function, as the Company only has one employee to perform all functions. While we understand the feasibility of segregating duties is difficult, it is fundamental to a sound accounting system.

We also noted the following deficiency that we believe to be a significant deficiency.

Expense Documentation
We noted during our test work over expenses that supporting documentation was unavailable for three transactions. We recommend the Company retain all documentation to support Company expenditures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Management's response to the findings identified in our audit is described in the accompanying Management's response letter. We did not audit the Management's response and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McSoley McCoy & Co.

March 1, 2010
Vt. Reg. No. 92-349

WINDHAM FINANCIAL
INVESTMENTS

Member FINRA, SIPC & MSRB

3078 Hawkins Road
Ferrisburgh, VT 05456
(802) 877-6589
(800) 735-2790

February 25, 2010

McSoley McCoy & Co.
118 Tilley Drive, Suite 202
South Burlington, VT 05403

We are in receipt of your report regarding the weaknesses in our internal control systems under standards set by the Public Company Accounting Oversight Board (PCAOB). Your report is of extreme importance to our firm, as we strive to meet the highest standards of accounting and regulatory controls. With regard to your specific recommendations, we have the following comments and/or are taking the following actions:

Segregation of Duties

While we understand that the segregation of duties under most circumstance is fundamental to a sound accounting system, it is not feasible for Windham Financial Services, Inc., due to the size of our company. Since the sole employee who performs all accounting functions is the 100% stockholder in the firm, it is unlikely that he would have any reason to undertake any financial fraud or steal from himself. In addition, since the firm does not have custody of client accounts as a $ 5,000 net capital Introducing Broker and is therefore exempt from the SEC Rule 15c-3-3 Determination of Reserve Requirements and Possession or Control Requirements, we believe that this weakness poses no risk, whatsoever, to client assets. We also believe that since the individual handling the accounting functions is Series 24 (Financial & Operations Principal) qualified, along with the simplicity of our accounting system given our size, that that we can reasonably prevent and detect any material misstatements in our financial reporting.

Expense Documentation

While we understand the importance of documenting all expenses, we believe that we have captured at least 99.9% of our supporting documentation. We have provided additional documentation for one of the missing transactions and while the other two only represent $ 750, we have contacted the vendors and requested they provide the proper documentation for our files. We understand that you have used a statistical sample and as such these transactions would appear to be significant, however, in reviewing our documentation, we believe this may have been nothing more than an analytical abnormality. But your concerns are dually noted and in the future will strive for 100% documentation of our expenses.

This is our first audit under stricter Public Company Accounting Board (PCAOB) standards and we appreciate your comments and recommendations. We are pleased that you detected no material misstatements in the company's annual financial report and expect that during our 2010 audit the expense documentation issue will be totally resolved.

Sincerely,

P. D. Mendelsohn

Paul D. Mendelsohn – Chairman
Board of Directors
Windham Financial Services, Inc.

McSOLEY McCOY & CO.
Certified Public Accountants and Business Advisors

To the Board of Directors of
Windham Financial Services, Inc.
3078 Hawkins Road
Ferrisburgh, VT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Windham Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating Windham Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Windham Financial Services, Inc.'s management is responsible for the Windham Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journals and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers from the accounting software, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments nothing no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McSoley McCoy & Co.

March 1, 2010
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403
PHONE 802.658.1808 FAX 802.658.1779 WEB WWW.CPAVT.COM